May 14, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jenn Do
Kevin Vaughn
Ada D. Sarmento
Celeste Murphy

Re:	Femasys Inc. Amendment No. 1 to the Draft Registration Statement on Form S-1 Submitted on March 17, 2021 CIK No. 0001339005

Ladies and Gentlemen,

On behalf of our client, Femasys Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated March 26, 2021 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing a Registration Statement on Form S-1 (the “Registration Statement”) together with this response letter.  The Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Registration Statement submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. We note your revisions in response to prior comment 1 that the FDA will evaluate the results of the small IDE clinical study that you are currently conducting to determine whether to allow you to move forward with a pivotal trial. In the next paragraph, you state that if the FDA approves the IDE for the pivotal clinical trial, you will initiate a new pivotal trial. In your disclosure on page 13, you state that enrollment has been paused for the pivotal trial until the FDA approves an IDE supplement to resume the study or an IDE for a new pivotal trial. Please revise to clarify that here, if true, as the disclosure currently appears to indicate that you would only be initiating a new pivotal trial and not potentially continuing a paused trial.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages 2, 14, 79 and 85 of the Registration Statement.

Financial Statements, page F-3

2. Given the automatic conversion upon the completion of this offering of all of your convertible preferred stock into shares of common stock (pages 8, 62 and elsewhere), please tell us how you considered providing a pro forma presentation of the affected line items on the face of your balance sheet as well as pro forma loss per share on the face of your statement of comprehensive loss. Also, revise to provide a related footnote discussion thereof.

Response: The Company reviewed the guidance in TOPIC 3 – Pro Forma Financial Information, Regulation S-X Article 11, Item 3430 – Other Changes in Capitalization At or Prior to Closing of an IPO, which state:

3430.1 Generally, the historical balance sheet and statement of comprehensive income (including EPS) should not be revised to reflect modifications of the terms of outstanding securities that become effective after the latest balance sheet date, although pro forma data may be necessary. Depending on the facts and circumstances, the staff may not object if the registrant and its independent accountants elect to present retroactively a conversion of securities as if it had occurred at the date of the latest balance sheet included in the filing (with no adjustment of earlier statements). However, if the original instrument accrues interest or accretes toward redemption value after the balance sheet date until the conversion actually occurs, or if the terms of the conversion do not confirm the carrying value, only pro forma presentation would be deemed appropriate.

3430.2 If terms of outstanding equity securities will change subsequent to the date of the latest balance sheet and the new terms result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, the filing should include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization.

3430.3 If the conversion of outstanding securities will occur subsequent to the latest balance sheet date and the conversion will result in a material reduction of earnings per share (excluding effects of offering), pro forma EPS for the latest year and interim period should be presented giving effect to the conversion (but not the offering).

Based upon the above guidance, the Company’s evaluation concluded that pro forma disclosure was not required under 3430.2 and 3430.3 for the following reasons:

•
The pro forma effect of the automatic conversion of all outstanding shares of our convertible preferred  stock as of December 31, 2020 into 17,210,609 shares of our common stock immediately prior to the closing of the initial public offering and the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock as of December 31, 2020 into 55,835,833 shares of our common stock immediately prior to the closing of the initial public offering would not result in a material reduction of permanent equity; rather, the Company’s permanent equity would increase on a pro forma basis; and

•
The pro forma basic and diluted net loss per share for the year ended December 31, 2020 would not result in a material reduction in earnings per share (excluding the effects of the offering); rather, the net loss per share would improve on a pro forma basis.

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Please contact the undersigned at (212) 698-3616 if you have any questions regarding the foregoing.

Sincerely,

/s/ David S. Rosenthal
David S. Rosenthal

cc:          Kathy Lee-Sepsick, Femasys Inc.
Thomas S. Levato, Goodwin Procter LLP